MAIL STOP 3561

September 27, 2007

Mr. Surya N. Mohapatra
President and CEO
Quest Diagnostics Incorporated
1290 Wall Street West
Lyndhurst, New Jersey 07071

>   **Re: Quest Diagnostics Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File Number 001-12215**

Dear Mr. Mohapatra:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies